CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Contingent Buffer Equity Notes due 2017	$1,950,000	$196.37

Pricing Supplement To prospectus dated November 19, 2014 and product supplement for knock-out notes dated November 19, 2014	Pricing Supplement No. 719 Registration Statement No. 333-200365 Dated December 18, 2015; Rule 424(b)(2)

Structured Investments	Morgan Stanley $1,950,000 Contingent Buffer Equity Notes Linked to the SPDR® S&P® Bank ETF due June 28, 2017 Principal at Risk Securities General

•	The securities are designed for investors who seek to participate in the leveraged appreciation of the SPDR® S&P® Bank ETF at maturity and who anticipate that the Final Share Price will not be less than the Initial Share Price by more than 15%. Investors should be willing to forgo interest and dividend payments and, if a Knock-Out Event occurs, meaning that the Final Share Price is less than the Initial Share Price by more than 15%, be willing to lose a significant portion or all of their principal based on the performance of the Underlying Shares over the term of the securities. If the Final Share Price is not less than the Initial Share Price by more than 15%, investors will receive the greater of (a) the Underlying Share Return times the Upside Leverage Factor of 150% and (b) the Contingent Minimum Return of 0%, subject to the Maximum Payment at Maturity.

•	Unsecured obligations of Morgan Stanley maturing June 28, 2017†.

•	Minimum purchase amount of $10,000. Minimum denominations of $1,000 and integral multiples thereof.

•	The securities priced on December 18, 2015 and are expected to settle on December 23, 2015.

•	All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Key Terms

Issuer:	Morgan Stanley
Underlying Shares:	SPDR® S&P® Bank ETF
Knock-Out Event:	A Knock-Out Event occurs if the Final Share Price is less than the Initial Share Price by an amount greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Share Price is less than the Knock-Out Level.
Knock-Out Level:	$28.416, which is approximately 85% of the Initial Share Price
Knock-Out Buffer Amount:	15%
Payment at Maturity:	If a Knock-Out Event HAS NOT occurred, you will receive a cash payment at maturity per security equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Underlying Share Return times the Upside Leverage Factor and (ii) the Contingent Minimum Return, subject to the Maximum Payment at Maturity. For additional clarification, please see “What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Shares?” on page PS-3.
If a Knock-Out Event HAS occurred, you will receive a cash payment at maturity that will reflect the percentage depreciation in the Share Closing Price on a 1 to 1 basis. Under these circumstances, your payment at maturity per $1,000 principal amount security will be calculated as follows:
$1,000 + ($1,000 x Underlying Share Return)
If a Knock-Out Event has occurred, you will lose a significant portion or all of your investment. There is no minimum payment at maturity and you could lose your entire investment.
Contingent Minimum Return:	0%
Upside Leverage Factor:	150.00%
Maximum Payment at Maturity:	$1,214.50 per security (121.45% of the stated principal amount)
Share Closing Price:	On any day, the share closing price of one Underlying Share times the Adjustment Factor on such date
Underlying Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	$33.43, which is the Share Closing Price on the Pricing Date
Final Share Price:	The arithmetic average of the Share Closing Price on each of the five Averaging Dates
Averaging Dates†:	June 19, 2017, June 20, 2017, June 21, 2017, June 22, 2017 and June 23, 2017
Adjustment Factor:	1.0, subject to adjustment in the event of certain events affecting the Underlying Shares
Maturity Date†:	June 28, 2017
Pricing Date:	December 18, 2015
Issue Date:	December 23, 2015 (3 business days after the Pricing Date)
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the Pricing Date:	$962.60 per security. See “Additional Terms Specific To The Securities” on page 2.
CUSIP / ISIN:	61761JS83 / US61761JS832

† Subject to postponement for non-trading days or in the event of a market disruption event as described under “Description of Securities—Postponement of Valuation Date(s) or Review Date(s)” in the accompanying product supplement for knock-out notes.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page S-20 of the accompanying product supplement for knock-out notes and “Selected Risk Considerations” beginning on page 7 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement for knock-out notes and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Issuer(3)
Per security	$1,000	$12.50	$987.50
Total	$1,950,000	$24,375	$1,925,625
(1)	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $12.50 per $1,000 principal amount of securities.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in this pricing supplement for information about fees and commissions.

(3)	See “Use of Proceeds and Hedging” on page 10.

The agent for this offering, Morgan Stanley & Co. LLC, is our wholly-owned subsidiary. See “Supplemental Plan of Distribution; Conflicts of Interest” below.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Morgan Stanley	JPMorgan

December 18, 2015

Additional Terms Specific to the Securities

You should read this pricing supplement together with the prospectus dated November 19, 2014, as supplemented by the product supplement for knock-out notes dated November 19, 2014. This pricing supplement, together with the documents listed below, contains the terms of the securities, supplements the preliminary terms related hereto dated December 16, 2015 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement for knock-out notes, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

You may access these documents on the SEC website at .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement for knock-out notes dated November 19, 2014: http://www.sec.gov/Archives/edgar/data/895421/000095010314008199/dp50999_424b2-knocko.htm

•	Prospectus dated November 19, 2014: http://www.sec.gov/Archives/edgar/data/895421/000095010314008169/dp51151_424b2-base.htm

Terms used but not defined in this pricing supplement are defined in the product supplement for knock-out notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date is less than $1,000. We estimate that the value of each security on the Pricing Date is $962.60.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the Underlying Shares. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlying Shares, instruments based on the Underlying Shares, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the Contingent Minimum Return, the Knock-Out Level and the Maximum Payment at Maturity, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Index, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

What Is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Shares?

The following table illustrates the hypothetical return at maturity on the securities. The “Return on Securities” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount security to $1,000. The hypothetical returns set forth below reflect the Maximum Payment at Maturity of $1,214.50 per security (a maximum return of 21.45% on the securities), the Upside Leverage Factor of 150.00% and the Contingent Minimum Return of 0%, and assume an Initial Share Price of $35. The actual Initial Share Price is set forth on the cover of this pricing supplement. The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the securities.

Final Share Price	Underlying Share Return	Return on Securities
$63.00	80.00%	21.45%
$57.75	65.00%	21.45%
$52.50	50.00%	21.45%
$49.00	40.00%	21.45%
$45.50	30.00%	21.45%
$42.00	20.00%	21.45%
$40.25	15.00%	21.45%
$38.50	10.00%	15.00%
$36.75	5.00%	7.50%
$35.00	0.00%	0.00%
$33.25	-5.00%	0.00%
$31.50	-10.00%	0.00%
$29.75	-15.00%	0.00%
$29.40	-16.00%	-16.00%
$28.00	-20.00%	-20.00%
$26.25	-25.00%	-25.00%
$24.50	-30.00%	-30.00%
$21.00	-40.00%	-40.00%
$17.50	-50.00%	-50.00%
$14.00	-60.00%	-60.00%
$10.50	-70.00%	-70.00%
$7.00	-80.00%	-80.00%
$3.50	-90.00%	-90.00%
$0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the securities set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event HAS occurred, and the Share Closing Price decreases from the Initial Share Price of $35 to a Final Share Price of $17.50. Because a Knock-Out Event has occurred, the investor is exposed to the negative performance of the Underlying Shares on a 1 to 1 basis. The investor receives a payment at maturity based on the Underlying Share Return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%) = $500

Example 2: A Knock-Out Event HAS NOT occurred, and the Share Closing Price increases from the Initial Share Price of $35 to a Final Share Price of $38.50. Because a Knock-Out Event has not occurred and the product of the Underlying Share Return of 10% and the Upside Leverage Factor is greater than the Contingent Minimum Return of 0%, the investor will receive a payment at maturity based on the Underlying Share Return of 10%, calculated as follows:

$1,000 + ($1,000 x 10% x 150%) = $1,150

Example 3: A Knock-Out Event has NOT occurred, and the Share Closing Price increases from the Initial Share Price of $35 to a Final Share Price of $49.00. Because a Knock-Out Event has not occurred and the product of the Underlying Share Return of 40.00% and the Upside Leverage Factor is greater than the Contingent Minimum Return of 0%, the investor receives a payment at maturity based on the Underlying Share Return. However, because the product of the Underlying Share Return of 40% and the Upside Leverage Factor results in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,214.50 per security.

Example 4: A Knock-Out Event has NOT occurred, and the Share Closing Price decreases from the Initial Share Price of $35 to a Final Share Price of $33.25. Because a Knock-Out Event has not occurred and the product of the Underlying Share Return of –5.00% and the Upside Leverage Factor is less than the Contingent Minimum Return of 0%, the investor receives the benefit of the Contingent Minimum Return and therefore receives a payment at maturity per security calculated as follows:

$1,000 + ($1,000 x 0%) = $1,000

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The securities provide the opportunity to participate in the leveraged appreciation of the Underlying Index, as measured by the arithmetic average of the Share Closing Price on each of the five Averaging Dates, subject to the Maximum Payment at Maturity. If a Knock-Out Event HAS NOT occurred, you will receive at maturity no less than the Contingent Minimum Return of 0%, or a minimum payment at maturity of $1,000 for each security. However, if a Knock-Out Event HAS occurred, you will lose a significant portion or all of your investment based on a 1% loss for every 1% decline in the Final Share Price, as compared to the Initial Share Price. Because the securities are our unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	EXPOSURE TO THE SPDR® S&P® Bank ETF — The SPDR® S&P® Bank ETF is an exchange-traded fund of SPDR® Series Trust (the “Trust”), which is a registered investment company that consists of numerous separate investment portfolios. The SPDR® S&P® Bank ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Banks Select Industry Index. The S&P Banks Select Industry Index is a free-float adjusted market capitalization index that consists of stocks in the S&P Total Market Index that are classified in the GICS asset management & custody banks, diversified banks, regional banks, other diversified financial services or thrifts & mortgage finance sub-industries. See “Information about the Underlying Shares” on page PS-11 of this pricing supplement.

•	TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes. Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Assuming this treatment of the securities is respected, and subject to the discussion of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), below, your gain or loss on the securities should be treated as long-term capital gain or loss if you have held the securities for more than one year, and short-term capital gain or loss otherwise, even if you are an initial purchaser of securities at a price that is below the principal amount of the securities.

Because the securities are linked to shares of an exchange-traded fund, although the matter is not clear, there is a substantial risk that an investment in the securities will be treated as a “constructive ownership transaction” under Section 1260 of the Code. If this treatment applies, all or a portion of any long-term capital gain recognized by you in respect of the securities could be recharacterized as ordinary income (in which case an interest charge will be imposed). Due to the lack of governing authority, our counsel is unable to opine as to whether or how Section 1260 of the Code applies to the securities. U.S. investors should read the section entitled “United States Federal Taxation—Tax Consequences to U.S. Holders—Tax Treatment of the Notes—Possible Application of Section 1260 of the Code” in the accompanying product supplement for knock-out notes for additional information and consult their tax advisers regarding the potential application of the “constructive ownership” rule.

The Internal Revenue Service (the “IRS”) or a court may not respect the characterization or treatment of the securities as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected. For example, under one possible treatment, the IRS could seek to recharacterize the securities as debt instruments. In that event, you would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income.

Additionally, as discussed under “United States Federal Taxation—FATCA Legislation” in the accompanying product supplement for knock-out notes, the withholding rules commonly referred to as “FATCA” would apply to the securities if they were recharacterized as debt instruments except that, under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as interest) of any disposition of financial instruments before January 1, 2019.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” rule, as discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

As discussed under “United States Federal Taxation – Tax Consequences to Non-U.S. Holders – Possible Application of Section 871(m) of the Code” in the accompanying product supplement for knock-out notes, Section 871(m) of the Code imposes a 30% withholding tax on certain “dividend equivalents” paid or deemed paid with respect to U.S. equities or equity indices under certain circumstances. However, in light of recently promulgated Treasury regulations under Section 871(m) of the Code, the withholding tax generally will not apply to the securities.

You should consult your tax adviser regarding the treatment of the securities, including possible alternative characterizations in general, the potential application of the constructive ownership rule, the possible impact of the aforementioned notice and the potential application of the FATCA rules.

The discussion in the preceding paragraphs under “Tax Treatment” and the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying Shares or any of the component stocks of the S&P Banks Select Industry Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement for knock-out notes dated November 19, 2014.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you any of the principal amount of the securities at maturity and do not pay you interest on the securities. The return on the securities at maturity is linked to the performance of the Underlying Shares. If the Final Share Price is less than the Initial Share Price by an amount greater than the Knock-Out Buffer Amount of 15%, a Knock-Out Event will have occurred, and you will be fully exposed to the depreciation from the Initial Share Price to the Final Share Price. If a Knock-Out Event has occurred, the payment at maturity on each security will be significantly less than the stated principal amount of the securities and consequently, the entire principal amount of your investment is at risk.

•	THE SECURITIES DO NOT PAY INTEREST — Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

•	YOUR APPRECIATION POTENTIAL IS LIMITED — If a Knock-Out Event does not occur, you will be entitled to receive at maturity a return equal to the greater of (a) the Underlying Share Return times the Upside Leverage Factor and (b) the Contingent Minimum Return, subject to the Maximum Payment at Maturity. Therefore, the appreciation potential of the securities will be limited by the Maximum Payment at Maturity. The payment at maturity will never exceed the Maximum Payment at Maturity even if the Final Share Price is substantially greater than the Initial Share Price.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying Shares or securities composing the S&P Banks Select Industry Index would have.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

•	THE EQUITY SECURITIES INCLUDED IN THE SHARE UNDERLYING INDEX ARE CONCENTRATED IN THE BANKING SECTOR — The Underlying Shares track the performance of the S&P Banks Select Industry Index. Each of the equity securities included in the Share Underlying Index has been issued by a company whose business is associated with the banking sector. Because the value of the securities is determined based on the performance of the Underlying Shares, an investment in these securities will be concentrated in this sector. As a result, the value of the Securities may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.

The stocks represented in the Share Underlying Index are issued by companies whose primary lines of business are directly associated with the banking sector. The performance of bank stocks may be affected by governmental regulation that may limit the amount and types of loans and other financial commitments that banks can make, the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the banking sector. Banks may also be subject to severe price competition. The regional banking industry is highly competitive, and thus, failure to maintain or increase market share may adversely affect profitability.

•	Adjustments to the Underlying Shares or to the S&P Banks Select Industry Index could adversely affect the value of the securities — The investment adviser to the SPDR® S&P® Bank ETF, SSgA Funds Management, Inc. (“SSFM”) seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Banks Select Industry Index. Pursuant to its investment strategy or otherwise, the Investment Advisor may add, delete or substitute the stocks composing the SPDR® S&P® Bank ETF. Any of these actions could adversely affect the price of the Underlying Shares and, consequently, the value of the securities. S&P Dow Jones Indices LLC (“S&P”) is responsible for calculating and maintaining the S&P Banks Select Industry Index. S&P may add, delete or substitute the stocks constituting the S&P Banks Select Industry Index or make other methodological changes that could change the value of the S&P Banks Select Industry Index. S&P may discontinue or suspend calculation or publication of the S&P Banks Select Industry Index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued S&P Banks Select Industry Index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

•	The Underlying Shares and the S&P Banks Select Industry Index are different — The performance of the Underlying Shares may not exactly replicate the performance of the S&P Banks Select Industry Index because the SPDR® S&P® Bank ETF will reflect transaction costs and fees that are not included in the calculation of the S&P Banks Select Industry Index. It is also possible that the SPDR® S&P® Bank ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of the S&P Banks Select Industry Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund, differences in trading hours between the SPDR® S&P® Bank ETF and the S&P Banks Select Industry Index or due to other circumstances.

•	The antidilution adjustments do not cover every event that could affect the shares of the SPDR® S&P® Bank ETF — MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the shares of the SPDR® S&P® Bank ETF. However, the calculation agent will not make an adjustment for every event that could affect the shares of the SPDR® S&P® Bank ETF. If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the securities may be materially and adversely affected.

•	THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US. BOTH THE LOWER RATE AND THE INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE THE ECONOMIC TERMS OF THE SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES – Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Shares, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

•	THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A MAXIMUM OR MINIMUM SECONDARY MARKET PRICE – These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “Many economic and market factors will impact the value of the securities” below.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Underlying Shares and the securities. In addition, MS & Co. has determined the estimated value of the securities on the Pricing Date.

•	HEDGING AND TRADING ACTIVITY BY OUR SUBSIDIARIES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — One or more of our subsidiaries and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the securities (and to other instruments linked to the underlying shares or the share underlying index), including trading in the Underlying Shares and in other instruments related to the Underlying Shares or the Share Underlying Index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Averaging Dates approach. Some of our subsidiaries also trade the Underlying Shares or the stocks that constitute the Share Underlying Index and other financial instruments related to the Share Underlying Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Pricing Date could have increased the Initial Share Price, and, therefore, could have increased the price at or above which the Underlying Shares must close on the Valuation Date so that investors do not suffer a significant loss on their initial investment in the securities. Additionally, such hedging or trading activities during the term of the securities, including on the Valuation Date, could adversely affect the Share Closing Price of the Underlying Shares on the Averaging Dates, and, accordingly, the amount of cash an investor will receive at maturity, if any.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the value of the Underlying Shares on any day (especially in relation to the Knock-Out Level), the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the price, especially in relation to the Knock-Out Level, and the actual or expected volatility of the Underlying Shares;

•	the time to maturity of the securities;

•	the dividend rates on the Underlying Shares and the common stocks underlying the Share Underlying Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the stated principal amount if a Knock-Out Event is likely to ultimately occur in light of the then-current value of the Underlying Shares.

You cannot predict the future performance of the Underlying Shares based on their historical performance. We cannot guarantee that a Knock-Out Event will not occur, or that the Underlying Share Return will be positive so that you will receive at maturity an amount in excess of the principal amount of the securities. You can review the historical prices of the Underlying Shares in “Historical Information” below.

Use of Proceeds and Hedging

The proceeds we receive from the sale of the securities will be used for general corporate purposes. We will receive, in aggregate, $1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the securities borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to the Pricing Date, we hedged our anticipated exposure in connection with the securities by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to have taken positions in stocks of the Underlying Shares and in futures and/or options contracts on the Underlying Shares or any component stocks of the Share Underlying Index listed on major securities markets. Such purchase activity could have increased the price of the Underlying Shares on the Pricing Date, and therefore could have increased the price at or above which the Underlying Shares must close on the Averaging Dates so that investors do not suffer a significant loss on their initial investment in the securities. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the term of the securities, including on the Averaging Dates, by purchasing and selling the stocks constituting the Underlying Shares, futures or options contracts on the Underlying Shares or component stocks of the Share Underlying Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Averaging Dates approach. We cannot give any assurance that our hedging activities will not affect the price of the Underlying Shares, and, therefore, adversely affect the price of the securities or the payment you will receive at maturity, if any.

Historical Information

The following graph sets forth the historical performance of the SPDR® S&P® Bank ETF based on the daily historical closing prices of the Underlying Shares from January 1, 2010 through December 18, 2015. The closing price of the Underlying Shares on December 18, 2015 was $33.43. We obtained the closing prices of the Underlying Shares below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of the Underlying Shares should not be taken as an indication of future performance, and no assurance can be given as to the Share Closing Prices on the Averaging Dates. We cannot give you any assurance that the Share Closing Price will increase or that a Knock-Out Event will not occur.

Historical Performance of the SPDR® S&P® Bank ETF

Information about the Underlying Shares

The SPDR® S&P® Bank ETF. According to publicly available information, the SPDR® S&P® Bank ETF is an exchange-traded fund managed by SSFM, which seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Banks Select Industry Index. The S&P Banks Select Industry Index is a free-float adjusted market capitalization index that consists of stocks in the S&P Total Market Index that are classified in the GICS asset management & custody banks, diversified banks, regional banks, other diversified financial services or thrifts & mortgage finance sub-industries.

SPDR® Series Trust (the “Trust”) is a registered investment company that consists of numerous separate investment portfolios, including the SPDR® S&P® Bank ETF. Information with respect to the Trust filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. The Underlying Shares are listed on The NYSE Arca Exchange under the ticker symbol “KBE.”

This pricing supplement relates only to the securities offered hereby and does not relate to the Underlying Shares. We have derived all disclosures contained in this pricing supplement regarding the Trust from the publicly available documents described in the preceding paragraph. In connection with the offering of the securities, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to SSFM. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding the Trust is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Shares (and therefore the price of the Underlying Shares at the time we price the securities) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Trust could affect the value received at maturity with respect to the securities and therefore the value of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Shares.

We and/or our affiliates may presently or from time to time engage in business with the Trust. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Trust, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlying Shares. The statements in the preceding two sentences are not intended to affect the rights of investors in the securities under the securities laws. As a prospective purchaser of the securities, you should undertake an independent investigation of the Trust as in your judgment is appropriate to make an informed decision with respect to an investment linked to the Underlying Shares.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “SPDR®” and “SPDR® Series Trust” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”), an affiliate of The McGraw-Hill Companies, Inc. (“MGH”). The securities are not sponsored, endorsed, sold, or promoted by S&P, MGH or the Trust. S&P, MGH and the Trust make no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. S&P, MGH and the Trust have no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

See “Benefit Plan Investor Considerations” in the product supplement for knock-out notes.

Supplemental Plan of Distribution; Conflicts of Interest

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer or one of its affiliates that will not exceed $12.50 per $1,000 principal amount of securities, but will forgo any fees for sales to certain fiduciary accounts.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the securities offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such securities will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the securities and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.